EXHIBIT 2

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen

Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS SECOND QUARTER RESULTS

AND ANNOUNCES SHIPMENTS OF OLED DISPLAYS

Hong Kong, November 26, 2004 — Global-Tech Appliances Inc. (NYSE: GAI) announced today its net sales and earnings for the second quarter of fiscal 2005 ended September 30, 2004.

Net sales for the second quarter of fiscal 2005 were $11.5 million, compared to $16.8 million for the second quarter of fiscal 2004. Net loss for the second quarter of fiscal 2005 was $3.9 million, or $0.32 per share, compared to a net loss of $0.5 million, or $0.04 per share, in the prior corresponding fiscal period.

Net sales for the six months ended September 30, 2004 were $21.4 million, compared to $34.6 million for the prior corresponding six-month period. Net loss for the first half of fiscal 2005 was $6.7 million, or $0.55 per share, compared to a net income of $0.1 million, or $0.01 per share, in the first half of fiscal 2004. This represents a decrease in net income of $6.8 million between periods, which resulted in part from a $2.7 million increase in expenditures on our new display businesses and the balance primarily from a decrease in sales in our small appliance core business.

John C.K. Sham, President and Chief Executive Officer, said: “As anticipated, the results for the second quarter were similar to that of the first quarter primarily due to the slowdown and continued de-emphasis of certain products in our core business, as well as the increase in the development expenses for our display businesses, supporting our plans to launch different types of display products.”

Mr. Sham continued, “We are pleased to announce that our wholly owned subsidiary, Global Display Limited, in addition to making an initial shipment of our Home Touch™ 17” flat panel liquid crystal display televisions (LCD TVs) to a customer in the United States as previously announced, has received a purchase order for these LCD TVs from a customer in Europe. In addition to marketing our LCD TVs in the United States and Europe, Global Display is currently exploring opportunities and implementing programs to market these LCD TVs and other flat panel displays in Southeast Asia.”

Mr. Sham concluded, “A further indication of the continuing transformation of our business is the shipment of organic light emitting diode (OLED) displays for use in MP3 players to customers in Korea and China by our subsidiary, Lite Array, Inc. We are encouraged by the progress we are making, both in our flat panel TV and OLED display programs, and remain committed to continue pursuing other technology-oriented opportunities, which we believe will improve the Company’s long-term growth and performance.”

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®. Global-Tech’s subsidiary, Global Display Limited, is currently developing and introducing a wide range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal display (LCD), plasma display panel (PDP), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of Global-Tech, is developing and introducing a range of display modules utilizing proprietary small molecule organic light emitting diode (OLED) technology for use in electronic devices, such as cellular phones and MP3 players.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance especially of our new display products, the success of new product development, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$11,458	$16,814	$21,357	$34,602
Cost of goods sold	(11,181)	(13,505)	(19,921)	(27,168)

Gross profit	277	3,309	1,436	7,434
Selling, general and administrative expenses	(4,347)	(4,056)	(8,576)	(7,954)

Operating loss	(4,070)	(747)	(7,140)	(520)
Other income	214	277	460	661

Income (loss) from continuing operations before income taxes	(3,856)	(470)	(6,680)	141
Provision for income taxes	—	19	—	(41)

Net income (loss)	$(3,856)	$(451)	$(6,680)	$100

Basic earnings (loss) per common share	$(0.32)	$(0.04)	$(0.55)	$0.01

Basic weighted average number of shares outstanding	12,216	12,147	12,207	12,144

Diluted earnings (loss) per common share	$(0.32)	$(0.04)	$(0.55)	$0.01

Diluted weighted average number of shares outstanding	12,216	12,147	12,207	12,207

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2004	March 31, 2004
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$6,509	$15,103
Restricted cash	402	400
Callable deposit	5,000	5,000
Short-term investments	43,195	43,983
Accounts receivable, net	7,944	9,991
Deposits, prepayments and other assets	2,915	2,497
Inventories	14,885	8,809

Total current assets	80,850	85,783

Loan to a director	152	152
Property, plant and equipment	30,348	30,791
Land use rights	1,861	1,887
License	2,550	2,898
Patents	213	223
Promissory note receivable	—	553

Total assets	$115,974	$122,287

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	48	48
Current portion of long-term bank loans	171	374
Accounts payable	5,286	5,131
Fees payable for land use rights	—	91
Salaries and allowances payable	949	677
Accrued expenses	2,189	2,037
Income tax payable	3,677	3,753

Total current liabilities	12,320	12,111
Deferred tax liabilities	143	143

Total liabilities	12,463	12,254

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,897,155 and 12,857,045 shares issued as of September 30, 2004 and March 31, 2004	129	129
Additional paid-in capital	82,122	81,871
Retained earnings	26,402	33,082
Accumulated other comprehensive deficits	(649)	(556)
Less: Treasury stock, at cost, 679,147 shares as of September 30, 2004 and March 31, 2004	(4,493)	(4,493)

Total shareholders’ equity	103,511	110,033

Total liabilities and shareholders’ equity	$115,974	$122,287

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